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                                                                   Exhibit 99.51

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

        Transition Therapeutics Inc.
        101 College Street, Suite 220
        Toronto, Ontario M5G 1L7

ITEM 2. DATE OF MATERIAL CHANGE

        March 13, 2006

ITEM 3. NEWS RELEASE

        A press release was disseminated through CNW Group on March 13, 2006.

ITEM 4. SUMMARY OF MATERIAL CHANGE

        Transition Therapeutics Inc. ("Transition") announced the completion of the acquisition of all remaining outstanding shares of Ellipsis Neurotherapeutics Inc. ("ENI").

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

        Transition announced the completion of the acquisition of all remaining outstanding shares of ENI. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

        "AZD-103 meets all the key criteria for an Alzheimer's disease therapeutic, it is efficacious in different models, crosses the blood-brain barrier and achieves levels higher than those required for efficacy in the cerebrospinal fluid, and has an excellent safety profile in pre-clinical studies. AZD-103 is well positioned to be an effective therapy for preventing or reversing Alzheimer's disease by inhibiting the aggregation and accumulation of amyloid beta in the brain, a hallmark pathology of this debilitating disease," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition. He added, "With the increasing prevalence of Alzheimer's disease and the strong commitment by the pharmaceutical industry to find effective therapies, there is an opportunity for a significant partnership to help realize the blockbuster potential of AZD-103."

        During the last 15 months, Transition has led the rapid advancement of AZD-103 toward clinical development through its management agreement with ENI. The positive results from preclinical efficacy, safety and pharmacokinetic studies over that period have confirmed the therapeutic potential of AZD-103. The AZD-103 program now becomes the cornerstone of the strong franchise Transition is building in the area of Alzheimer's disease.

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        With the completion of the share purchase agreement with ENI Directors announced February 27, 2006 and the acceptance of the tender offer by ENI's other shareholders announced March 13, 2006 (the "Purchase Agreements"), Transition now owns 100% of ENI. Under the Purchase Agreements, Transition acquired the remaining 66.8% of ENI it did not already own. Transition acquired this remaining interest in exchange for 18,985,308 Transition common shares. In addition, ENI shareholders are entitled to a series of payments, contingent on AZD-103 achieving certain clinical milestones, potentially totalling up to $12.8 million payable in Transition common shares at then market prices and a royalty of up to 1% on net sales of AZD-103.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

        Not applicable. This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

        Not applicable. No information has been omitted from this report.

ITEM 8. EXECUTIVE OFFICER

        For further information, contact Dr. Tony Cruz, Chief Executive Officer, at (416) 260-7770, x.223 or Mr. Elie Farah, Chief Financial Officer and Vice President, Corporate Development at (416) 260-7770, x.203

ITEM 9. DATE OF REPORT

        March 20, 2006.